Filed by First Data Corporation

pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

First Data Corporation presented the following slide show at its

Annual Shareholder Meeting held today:

Annual Meeting of Shareholders

May 21, 2003

FIRST DATA℠

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Global Footprint

Global Offices

Omaha, NE
Denver, CO
Bridgeton, MO
Mellville, NY
Montvale, NJ
Hagerstown, MD
San Francisco, CA
Los Angeles, CA
Houston, TX
Coral Springs, FL
Mexico City
Hollywood, FL
Costa Rica
Amsterdam
Brussels
London
Frankfurt
Moscow
Warsaw
Vienna
Kiev
Madrid
Paris
Rome
Istanbul
Beijing
Shanghai
Seoul
Tokyo
Hong Kong
Dubai
Delhi
Mumbai
Bangalore
Makati City
Singapore
Sao Paulo
Johannesburg
Buenos Aires
Sydney
Melbourne
Area Offices
Regional Offices

Employees representing 70+ nationalities, speaking 75 languages

8

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Financial Overview

2002 Was Another Record Year

10

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Recognition

FDC
NYSE
FIRST DATA
FDC
NYSE
FIRST DATA
18
FDC
NYSE

High Honors for Performance

11

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Strong, Consistent Record of Growth

. . . in top line . . .

Revenues ($B)
14%
CAGR
$5.9
$6.6
$7.6
2000
2001
2002

Growth through a downturn

12

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Strong, Consistent Record of Growth

. . . in bottom line . . .

EPS
20%
CAGR
$1.12
$1.61
2000
2002

A record of flawless execution

13

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Strong, Consistent Record of Growth

. . . and in profit margins

20%
21%
23%
2000
2001
2002

Leveraging the infrastructure

Adjusted for SFAS 142

14

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Four Solid Growth Platforms

FIRST DATA℠

Payment

WESTERN UNION

- World's #1 franchise

Merchant

- Market leader – 3M locations

Card

CHASE
PNCBANK
VISA

- Market leader – 1,400 card issuers

Emerging

- Payments of the future

15

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Well Positioned in High-Growth Markets

Billions of U. S. Transactions
Stored Value & Debit Cards
29.4
3x
9.6
2000
2010
Credit Cards
30.6
1.5x
19.8
2000
2010

Source: The Nilson Report, December 2001

16

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Well Positioned in High-Growth Markets

Millions of Immigrants by Region

41M
31M
25M
20M
30M
16M
6M
6M

Total = 175 million

Source: United Nations, October 2002

17

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A Clear Growth Strategy

14-17%
III
II
I
New Products / Technologies
Leverage Enterprise-wide Capability
Extend Global Reach
"Organic" Growth
First Data Long-Term Growth

18

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Payment Services Focus

WESTERN UNION

Sales and Distribution Powerhouse

19

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Merchant Services Focus

- ☑ Grow internationally
- ☑ Gain market share in new markets
- ☑ New business in adjacent markets
- ☑ Leverage alliance partners

Point of Sale with Scale

20

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Card Issuing Services Focus

- ☑ Convert pipeline
- ☑ Generate strong cash flow
- ☑ Maximize system capacity
- ☑ Sign international business

First Data's Outsourcing Business

CHASE
PNC BANK

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Emerging Payments Focus

- ☑ Mobile payments
- ☑ Government payments

Payments of the Future

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First Data 2003 Guidance

	Range
Revenue growth	14-17%
EPS	\$1.87-\$1.93

24

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Filed by First Data Corporation

pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

First Data Corporation presented the following slide show at its

Annual Shareholder Meeting held today:

[GRAPHIC]

                Annual Meeting of Shareholders

                May 21, 2003

[LOGO]

[LOGO]

                David Banks

                SVP - Investor Relations

Safe Harbor

Statements in this presentation regarding First Data Corporation’s business which are not historical facts are “forward-looking statements.”  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected.  Please refer to the company’s meaningful cautionary statements contained on the last slide of this presentation and the company’s 2002 Annual Report on Form 10-K for a more detailed list of risks and uncertainties.

Non-solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation.  WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111.  Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger.  Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation’s 2003 annual meeting of stockholders.

[LOGO]

                Charlie Fote

                Chairman and CEO

[LOGO]

                Welcome

First Data
Board of Directors

•              Charlie Fote, Chairman

•              Alison Davis, director since 2002

•           Ric Duques, director since 1992

•           Courtney Jones, director since 1992

•              Jim Robinson III, director since 1992

•              Charles Russell, director since 1994

•              Bernard Schwartz, director since 1992

•              Joan Spero, director since 1998

•              Arthur Weinbach, director since 2000

Global Footprint

Global Offices

[GRAPHIC]

Employees representing
70+ nationalities, speaking
75 languages

[LOGO]

                Call to Order

Financial Overview

2002 Was

Another

Record Year

Recognition

•              Fortune 500

                •              # 242 in revenues

•              Business Week
                Top 50 Performers

•              Innovative Employer Award

•              Best Workplaces for CFO Professionals

High Honors for Performance

Strong, Consistent Record of Growth

. . . in top line . . .

Revenues ($B)

[CHART]

Growth through a downturn

Strong, Consistent Record of Growth

. . . in bottom line . . .

[CHART]

A record of flawless execution

Strong, Consistent Record of Growth

. . . and in profit margins

[CHART]

Leveraging the infrastructure

Adjusted for SFAS 142

Four Solid Growth Platforms

Payment	Merchant	Card	Emerging

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

• World’s #1 franchise	• Market leader —3M locations	• Market leader —1,400 card issuers	• Payments of the future

Well Positioned in High-Growth Markets

Billions of U. S. Transactions

Stored Value & Debit Cards	Credit Cards

[CHART]	[CHART]

Source:  The Nilson Report, December 2001

Well Positioned in High-Growth Markets

Millions of Immigrants by Region

[GRAPHIC]

Total = 175 million

Source:  United Nations, October 2002

A Clear Growth Strategy

			[GRAPHIC]	14-17%

		[GRAPHIC]	New Products/ Technologies
	[GRAPHIC]	Leverage Enterprise-wide Capability		[GRAPHIC]
[GRAPHIC]	Extend Global Reach
“Organic” Growth				First Data Long-Term Growth

Payment Services Focus

☒            Expand worldwide agent distribution network by 20%

[LOGO]

☒            Diversify channels and services

☒            Build the brand

☒            Cross sell First Data services

Sales and Distribution Powerhouse

Merchant Services Focus

☒            Grow internationally

[GRAPHIC]

☒            Gain market share in new markets

☒            New business in adjacent markets

[GRAPHIC]

☒            Leverage alliance partners

Point of Sale with Scale

Card Issuing Services Focus

☒            Convert pipeline

[GRAPHIC]

☒            Generate strong cash flow

☒            Maximize system capacity

[GRAPHIC]

☒            Sign international business

First Data’s Outsourcing Business

Emerging Payments Focus

☒            Mobile payments

[GRAPHIC]

☒            Government payments

[GRAPHIC]

Payments of the Future

Going Forward:
First Data Enterprise Focus

•              Long-term growth objective for revenue and EPS of 14-17%

•              Continue record of flawless execution

•              Expand internationally

•              Drive profitability

[GRAPHIC]           [GRAPHIC]           [GRAPHIC]           [GRAPHIC]

First Data 2003 Guidance

Range

[GRAPHIC] Revenue growth	14-17%

[GRAPHIC] EPS	$1.87-$1.93

Why First Data is a Good Investment

[GRAPHIC]

•              #1 in the markets we serve

•              Tremendous scale and distribution

•              Record of flawless execution

•              Highly-predictable recurring revenue

•              Strong, consistent record of growth

•              Well positioned for long-term growth

[GRAPHIC]

[LOGO]

                Questions and Answers

Cautionary Information Regarding Forward-Looking Statements

Statements in this presentation regarding First Data Corporation’s business which are not historical facts, including the revenue and earnings projections, are “forward-looking statements.”  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected.  Important factors upon which the Company’s forward-looking statements are premised include: (a) continued growth at rates approximating recent levels for card-based payment transactions, consumer money transfer transactions and other product markets; (b) successful conversions under service contracts with major clients; (c) renewal of material contracts in the Company’s business units consistent with past experience; (d) timely, successful and cost-effective implementation of processing systems to provide new products, improved functionality and increased efficiencies, particularly in the card issuing services segment; (e) successful and timely integration of significant businesses and technologies acquired by the Company and realization of anticipated synergies; (f) continuing development and maintenance of appropriate business continuity plans for the Company’s processing systems based on the needs and risks relative to each such system; (g) absence of consolidation among client financial institutions or other client groups which has a significant impact on FDC client relationships and no material loss of business from significant customers of the Company; (h) achieving planned revenue growth throughout the Company, including in the merchant alliance program which involves several joint ventures not under the sole control of the Company and each of which acts independently of the others, and successful management of pricing pressures through cost efficiencies and other cost management initiatives; (i) successfully managing the credit and fraud risks in the Company’s business units and the merchant alliances, particularly in the context of the developing e-commerce markets; (j) anticipation of and response to technological changes, particularly with respect to e-commerce; (k) attracting and retaining qualified key employees; (l) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting FDC’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (m) continuation of the existing interest rate environment so as to avoid increases in agent fees related to Payment Services’ products and increases in interest on the Company’s borrowings; (n) absence of significant changes in foreign exchange spreads on retail money transfer transactions, particularly in high-volume corridors, without a corresponding increase in volume or consumer fees; (o) continued political stability in countries in which Western Union has material operations; (p) implementation of Western Union agent agreements with governmental entities according to schedule and no interruption of relations with countries in which Western Union has or is implementing material agent agreements; (q) no unanticipated developments relating to previously disclosed lawsuits, investigations or similar matters; (r) successful management of any impact from slowing economic conditions or consumer spending; (s) no catastrophic events that could impact the Company’s or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (t) no material breach of security of any of our systems; and (u) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection.